Contact

www.linkedin.com/in/marvin-jerome-howard-71a4b220 (LinkedIn)

Top Skills

Microsoft Office
Matlab
Visual Basic

Languages

English (Native or Bilingual)
Spanish (Elementary)

Marvin Jerome Howard

Co-Founder & COO | a16zTxO Fall 23
Atlanta, Georgia, United States

Summary

Experienced Tech professional with a demonstrated history of working in several industries including O&G, Healthcare and startups. Strong business development professional skilled in multiple areas ranging from Big Data to Info Security.

Experience

Culture Wireless
Chief Operating Officer
April 2021 - Present (4 years 2 months)
Atlanta, Georgia, United States

Our mission is to empower communities with quality and affordable internet service. With a focus on the Affordable Connectivity Program (ACP), we find innovative solutions to provide traditional services to those who need it most.

Anthem, Inc.
Senior Engineer
February 2018 - Present (7 years 4 months)
Atlanta, GA

• * Maintains active relationships with customers to determine business requirements.
• * Collaborates with engineers and graphic designers, analyzes and classifies complex change request and reviews and evaluates possible enhancements.
• * Works with development team to develop and define application scope and objectives and prepare functional and/or technical specifications.
• * Analyzes and evaluates detailed business and technical requirements.
• * Codes and maintains complex components of information systems.
• * Mentors others on coding standards and performs code reviews.
• * Develops and performs system testing and fixes defects identified during testing and re-executes unit tests to validate results.
• * Aids in integrating activities with other IT departments for successful implementation and support of project efforts.

ArkaTechs, LLC

CEO / Co-Founder

November 2012 - Present (12 years 7 months)

Bartlesville, OK

ArkaTechs, LLC, is the vision of three young engineers who are recent graduates from their respective universities. While the company is only in the beginning stages, it has gained interest from a number of well-respected educators.

The growth of technology has been rapid and pervasive. All signs point to the reality that technology is here, growing quickly and show no intention of slowing down. It's clear that technology is our future. Education has to match this growth trend. Leaders of our nation and its largest corporations have called for a workforce capable of leading the charge in technology. ArkaTechs is working to make this possible by introducing children to the S.T.E.M fields and the importance of higher education; using technology to help teachers from all over the world collaborate and learn from each other; and dramatically enhancing the classroom environment and learning experience.

ConocoPhillips

5 years 7 months

Solutions Architect

November 2015 - November 2018 (3 years 1 month)

Houston, Texas Area

* Provide platform, consultation and proof of concept services to help individuals with access to and support of innovative data technologies to quickly make inquiries on large data volumes.

* Provide prompt access to freshly produced information from a variety of sources to decrease the calculation time from problem to solution.

* Provide industry leading expertise in working with new and innovative data technologies that involve high volumes of machine produced data from sensors as well as other traditional and non-traditional data sources.

* Consult with the business to establish well defined workflows for new and existing projects.

* Provide and support data science team tools.

* Platform administrator for SAS environment

* Platform administrator for Hadoop clusters

GGRE Application Analyst
May 2013 - February 2018 (4 years 10 months)
Houston, Texas

* Manage and support upstream business units and applications
* Demonstrate scripting abilities with various languages
* Maintain license servers for technical applications
* Elicit business needs and requirements from BU and translating into IT solutions & sustainable support
* Develop an understanding of end-to-end GGRE workflows; actively monitor software and system usage
* Work in collaboration with GGRE Workflow and Data Analysts to modify enabling software/systems/processes
* Work with business-unit-specific vendors and industry groups

Phanzr
CEO/Founder
October 2013 - February 2016 (2 years 5 months)
houston, texas

Phanzr.com is a music analytic site, launched November 2013, that focuses on the independent music industry. Phanzr enables users to host and promote their music while providing real time-data to construct marketing strategies.
It also provides tools for tracking fan base and promoting using digital technologies.

Recently selected as SXSW 2014 Startup Spotlight Company and will present at the festival in March.

ConocoPhillips
2 years

Global Desktop Analyst
May 2011 - 2013 (2 years)
Bartlesville, OK

* Security & Risk Analyst
* Overall management of approximately 10,001+ endpoints
* Provide support for all Business Units
* Test and Pilot Software, Scripts, and Patches
* Support and Manage global Anti-virus solutions

- Implemented McAfee ePolicy Orchestrator
- Manage VirusScan Enterprise
- Created Host Intrusion Prevention Rules
* Support the following Environments
- Windows XP/ Windows 7 /Mac OS
* Global pilot testing and technical support
- Implemented first Mac OS pilot group
- Implement first Ultrabook/tablet pilot group
* Provide solutions for Information Security Incident Response Team
* Member of Incident Response Team
- Research, tested, and proposed security enhancements for environment
- Responsible for the security of all client machines
- Perform Incident Response by:
- Identifying compromised machines,
- Investigating methods of compromise, Analyzing malware, Coordinating remediation efforts, Implementing controls to prevent future compromises, Manage and Support Mandiant Intelligent Response (MIR)
- Authoring Indicators of Compromise, Run global sweeps on PCs and servers

Global Information Protection & Assurance Intern
June 2011 - August 2011 (3 months)
Bartlesville, OK

* Assist vulnerability management specialist in reviewing information security practices
* Review the security of commonly used web programs and composed opinions as to the security of those tools
* Participate in the security testing of existing IT applications and services

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Education

Georgia Institute of Technology
B.S., Electrical Engineering · (2008 - 2011)

Albany State University
Computer Science · (2005 - 2008)